UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-11917

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2017 and 2016 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm
The Board of Directors
FBL Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1987.

Des Moines, Iowa
June 25, 2018

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments at fair value	$276,144,751	$234,385,415
Investments at contract value	32,885,549	35,067,858
Total investments	309,030,300	269,453,273

Receivables:
Employer contributions	3,651,132	3,395,574
Participant contributions	40,884	8,672
Notes receivable from participants	4,233,309	4,105,849
Total receivables	7,925,325	7,510,095

Net assets available for benefits	$316,955,625	$276,963,368

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Additions:
Interest and dividend income on investments	$10,659,778	$7,448,943
Net unrealized and realized gains on investments	25,370,905	18,665,329
	36,030,683	26,114,272

Interest income on notes receivable from participants	145,993	137,795

Contributions:
Participants	12,670,453	11,856,566
Employer	10,315,736	9,628,033
Rollovers from other plans	2,833,650	3,307,779
Total additions	61,996,515	51,044,445

Deductions:
Benefits paid to participants	21,686,750	19,193,377
Administrative expenses	317,508	304,255
Total deductions	22,004,258	19,497,632
Net additions	39,992,257	31,546,813

Net assets available for benefits at beginning of year	276,963,368	245,416,555
Net assets available for benefits at end of year	$316,955,625	$276,963,368

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, including FBL Financial Group, Inc. (FBL) and Farm Bureau Property & Casualty Insurance Company, as well as several unaffiliated organizations; the Arizona Farm Bureau Federation, the New Mexico Farm & Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies).

Participants may contribute a portion of their compensation, pretax, to the Plan. Participants also have the option to make Roth elective contributions which are post tax contributions. The principal and earnings on a Roth 401(k) account will be distributed tax-free if a participant leaves their Roth balance in the 401(k) plan for at least 5 years and until they reach age 59½ . The maximum amount contributed is determined by each participating company, currently set at 50% of eligible compensation for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 6% of eligible compensation. Certain participating companies made non-elective contributions, as a percent of eligible compensation, ranging from 2% to 20%. A certain group of participants under two participating employers receive a discretionary company contribution from 2.75% to 5.75% of eligible compensation, depending on the participant's combination of age plus years of service. All employee contributions are immediately vested. Employer contributions' vesting and eligibility requirements vary by Company.

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Loan terms, outside of home loans, cannot exceed a 5-year repayment period. Principal residence loan terms cannot exceed a 10-year repayment period. A participant may not have more than three loans outstanding at any point in time. A one-time set up fee of $50 is charged for each loan requested. The loans bear a commercially reasonable rate of interest, which is the prime rate as determined by the Plan's trustee or affiliate. Principal and interest is paid ratably through payroll deductions. At employment termination, the loan would be fully due and payable within 90 days unless a distribution is taken within 90 days (in which case it is offset from the distribution). If the loan is not repaid, the loan will be treated as a distribution subject to taxation and the 10% federal excise tax penalty applying to those individuals under age 55. In the event of loan default, the plan participant is given 90 days to reinstate the payment schedule. This 90-day grace period shall not extend beyond the original maturity date of the loan. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. A participant may also take a lump-sum during an installment period. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant's balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by Farm Bureau Retirement Plan Committee, the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.

Delaware Charter Guarantee & Trust Company, conducting business as Principal Trust Company is the Plan's trustee and provides record keeping services to the Plan.

Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.

2. Significant Accounting Policies

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value with the exception of group annuity contracts which are measured at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Group annuity contracts consist of an Asset Builder Group Annuity (the "Asset Builder Annuity") and a Group Flexible Premium Deferred Annuity (the "Flexible Premium Annuity") offered by Farm Bureau Life Insurance Company, a wholly-owned subsidiary of FBL. The contract value of the group annuities represents contributions plus interest credited at a rate determined by the issuer, less participant withdrawals and administrative expenses. See Notes 3 and 4 for further discussion of Plan investments and fair value methodologies. Investment income is recorded when earned.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Payment of Benefits
Benefits are recorded when paid.

3. Investments
Contributions are invested in unaffiliated mutual funds, common collective trusts, pooled separate accounts, the Asset Builder Annuity, and a pooled investment trust which invests primarily in the common stock of FBL. The mutual funds, common collective trusts and pooled separate accounts invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed. All investments are considered participant directed, as participants may select the investments in which to invest their contributions.
Group annuities are fully benefit-responsive investment contracts issued by Farm Bureau Life Insurance Company. Group annuities have no set maturity date and are backed by the full faith and credit of the insurance company. The minimum crediting rate is 3.0% for the Flexible Premium Annuity and 1.0% for the Asset Builder Annuity. Interest crediting rates are reviewed and determined by Farm Bureau Life Insurance Company. The Flexible Premium Annuity is closed to new contributions, including transfers.

Pooled separate accounts allow 1 transfer per 30 day period. The transfer restriction applies to all participant directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the participant is not allowed to transfer back in this investment option until the holding period elapses. Contributions into pooled separate accounts are not impacted.

4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1:	Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

Level 3:	Fair values are based on significant unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
There were no transfers between Level 1, Level 2 or Level 3 during 2017 or 2016.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual funds: Valued at quoted prices in an active market which represent net asset value of shares held by the Plan.
Pooled investment trust: Valued based on the latest quoted market price of the investments (principally common stock of FBL) held within the fund.
Common collective trust: Valued at net asset value, which is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.
Pooled separate accounts: Valued at net asset value, which is based on the latest quoted market price of the investments held within the fund.
The following sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2017 and December 31, 2016. Investments where net asset value is used to measure fair value are not presented by level within the fair value hierarchy.

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual funds	$124,268,762	$—	$—	$124,268,762
Pooled investment trust	—	30,453,293	—	30,453,293
Total investments in the fair value hierarchy	$124,268,762	$30,453,293	$—	154,722,055

Investments measured at net asset value:
Common collective trusts				118,772,885
Pooled separate accounts				2,649,811
Total investments measured at net asset value				121,422,696
Total investments at fair value				$276,144,751

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual funds	$106,496,661	$—	$—	$106,496,661
Pooled investment trust	—	34,918,630	—	34,918,630
Total investments in the fair value hierarchy	$106,496,661	$34,918,630	$—	141,415,291

Investments measured at net asset value:
Common collective trusts				90,665,449
Pooled separate accounts				2,304,675
Total investments measured at net asset value				92,970,124
Total investments at fair value				$234,385,415

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 30, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Administrative and Operating Expenses

Administrative and operating expenses charged to the Plan are paid by participants via a portion of the administrative fees charged by some investment managers which are reimbursed to the Plan's trustee. Any administrative and operating fees not covered via the reimbursement are paid from the assets of the Plan.

7. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

- common collective trust funds managed by Principal Global Investors Trust Company;
- pooled separate accounts managed by Principal Life Insurance Company;
- common stock of FBL; and
- group annuities issued by Farm Bureau Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Mutual funds, at fair value:
American Century Investments	American Century Small Cap Value Inst.		$11,948,948
The American Funds	American Funds EuroPacific Growth R6		15,064,217
Federated Securities Corporation	Federated Global Allocation Inst.		5,951,033
John Hancock	John Hancock Disciplined Value Mid Cap I		2,450,736
JP Morgan Funds	JP Morgan High Yield R6		1,908,895
Loomis Sayles	Loomis Sayles Small Cap Growth I		9,773,648
MainStay Funds	MainStay Large Cap Growth I		17,698,113
MFS Investment Management	MFS Value R6		30,860,957
PGIM Investments	Prudential Total Return Bond Z		14,945,002
T. Rowe Price Funds	T. Rowe Price Emerging Market Stock		5,291,756
Vanguard Group	Vanguard REIT Index Admiral		3,576,551
Voya	Voya Mid Cap Opportunities R6		1,179,110
Wells Fargo Bank, N.A.	Wells Fargo Adv. 100% Treasury Money Market		3,619,796
			124,268,762
	Common collective trusts, at fair value:
Northern Trust Global Investments	NT Collective Aggregate Bond Index Tier 3		452,614
Northern Trust Global Investments	NT Collective S&P 400 Index Tier 3		15,441,069
Northern Trust Global Investments	NT Collective S&P 500 Index Tier 3		15,973,944
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid Income		1,590,112
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2010		766,107
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2015		1,117,370
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2020		12,009,074
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2025		13,846,755
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2030		15,399,429
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2035		9,418,621
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2040		10,775,347
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2045		8,422,207
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2050		9,655,499
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2055		3,075,464
Principal Global Investors Trust Co (2)	Principal LifeTime Hybrid 2060		829,273
			118,772,885
	Pooled separate accounts, at fair value:
Principal Life Insurance Company (2)	PGI SmallCap S&P 600 Index		2,649,811

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Continued)

E.I.N. 42-0331840 Plan #004

December 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. Stock		$30,453,293

	Group annuities, at contract value:
Farm Bureau Life Insurance Company (2)	Asset Builder Group Annuity		15,009,032
Farm Bureau Life Insurance Company (2)	Group Flexible Premium Deferred Annuity		17,876,517
			32,885,549
Loans to participants	Varying maturity dates with an interest rate range of 3.25% to 4.50%		4,233,309
Total investments and loans to participants			$313,263,609

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party-in-interest to the Plan.

Exhibits:

Exhibit number	Description
23.2	Consent of Independent Registered Public Accounting Firm, filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2018

FARM BUREAU 401(k) SAVINGS PLAN

By:    Farm Bureau Retirement Plan Committee
(Administrator of the Plan)

By:      /s/ DOUGLAS V. SHELTON
Douglas V. Shelton
Chairman